# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Currenc Group Inc., CIK 0001862935
CUSIP: G47862100
Title of class of securities: Common shares
Address of issuer's principal executive offices: 410 North Bridge Road, SPACES City Hall, Singapore, Singapore (U0), 188726
Date of event which requires filing of this statement: 07/25/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002078426

## Reporting persons
- Wong Nga Man: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 4,501,309; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 4,501,309 (0.1% of the class)

## Item 1. Issuer
Name of issuer: Currenc Group Inc.
Address of issuer's principal executive offices: 410 North Bridge Road, SPACES City Hall, Singapore, SINGAPORE, 188726.

## Item 2. Person Filing
Name of person filing: Nga Man Wong
Address of principal business office or, if none, residence: Flat 3, G/F, Fontana Villa, Tuen Mun, Hong Kong
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,501,309 Common Shares
Percent of class: 5.92%
Sole power to vote or to direct the vote: 4,501,309 Common Shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,501,309 Common Shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Wong Nga Man: Eric Hwang, with POA of Wong Nga Man already submitted with EDGAR application (07/25/2025)
Comment: Power of Attorney of Nga Man Wong already submitted with original EDGAR application.